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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2002

SONERA CORPORATION

(Translation of registrant's name into English)

Teollisuuskatu 15
FIN-00510 Helsinki, Finland
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F /x/        Form 40-F / /

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes / /        No /x/

        This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-4 of Telia AB (Registration Statement No. 333-100213).

        This report on Form 6-K contains a press release dated November 11, 2002 announcing TELIA EXTENDS THE OFFER PERIOD IN THE OFFER FOR SHARES AND WARRANTS IN SONERA.

1(2)

SONERA CORPORATION
STOCK EXCHANGE RELEASE

November 11, 2002, 8.45 a.m.

TELIA EXTENDS THE OFFER PERIOD IN THE OFFER FOR SHARES AND WARRANTS IN SONERA

        Telia has decided to extend the offer period for the offer to holders of shares, including shares in the form of ADSs, and warrants in Sonera. The extended offer period will expire at 16:00 Helsinki time (09:00 a.m. New York City time) on Friday, November 15, 2002.

        The uncertainties related to the discussions between the main owners of Telia and Sonera concerning the composition of the combined TeliaSonera board, were resolved on November 7, 2002.

        Telia has understood that the short time period between the announcement on November 7, and the original expiration of the exchange offer, may have resulted in certain shareholders, particularly non-Finnish investors, being logistically unable to meet the original time of expiry. The extension is intended to give all shareholders sufficient time to tender.

        Based on preliminary estimates, as of November 10, 2002, shares and ADSs representing approximately 88% of the outstanding shares of Sonera have been tendered.

SONERA CORPORATION
Jari Jaakkola
Executive Vice President
Corporate Communications and IR

DISTRIBUTION:
HEX
Major media

        For further information in Telia, please contact:

Michael Kongstad
Senior Vice President, Communications
Tel. + 46 8 713 6410

Tobias Lennér,
Head of Investor Relations
Tel. + 46 8 713 6649

Cautionary Disclaimer/Legend

        The combination of Sonera and Telia will be implemented through an exchange offer being made by Telia to all shareholders of Sonera. The contents of this document are neither an offer to purchase nor a solicitation of an offer to sell shares of Telia. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 which Telia filed with the U.S. Securities and Exchange Commission (the "SEC") on October 1, 2002. Sonera shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4, the prospectus included therein and other documents relating to the offer that Telia has filed or will file with the SEC because these documents contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that was filed by Sonera with the SEC on October 1, 2002 regarding the offer. You may obtain a free copy of these documents at the SEC's web site at www.sec.gov. You may also inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Telia AB, Investor Relations, SE-12386 Farsta, Sweden. Attention: External Communications or Investor Relations (tel: +46 8 7137143, or Sonera, Teollisuuskatu 15, P.O. Box 106, FIN-00051 SONERA, Finland. Attention: Investor Relations (tel: +358 20401). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 11, 2002
SONERA CORPORATION
	By:	/s/ JARI JAAKKOLA Jari Jaakkola Executive Vice President Corporate Communications and IR
	By:	/s/ MAIRE LAITINEN Maire Laitinen General Counsel

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SONERA CORPORATION STOCK EXCHANGE RELEASE November 11, 2002, 8.45 a.m. TELIA EXTENDS THE OFFER PERIOD IN THE OFFER FOR SHARES AND WARRANTS IN SONERA
SIGNATURES